SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FOR OCTOBER 18, 2004

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.       Description

Exhibit No. 1     Employee Trust announcement dated 21 September 2004
Exhibit No. 2     Holding(s) in Company announcement dated 21 September 2004
Exhibit No. 3     Employee Trust announcement dated 22 September 2004
Exhibit No. 4     Employee Trust announcement dated 23 September 2004
Exhibit No. 5     Director Shareholding announcement dated 30 September 2004
Exhibit No. 6     Employee Trust announcement dated 30 September 2004
Exhibit No. 7     Employee Trust announcement dated 1 October 2004
Exhibit No. 8     Employee Trust announcement dated 5 October 2004
Exhibit No. 9     Employee Trust announcement dated 7  October 2004
Exhibit No. 10    Employee Trust announcement dated 11 October 2004
Exhibit No. 11    Employee Trust announcement dated 13 October 2004
Exhibit No. 12    Director Shareholding announcement dated 14 October 2004
Exhibit No. 13    Employee Trust announcement dated 15 October 2004

Exhibit No. 1

                              Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, both dated 21 September 2004, that they disposed on that date of a total of 51,000 ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 26,635,934 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

21 September 2004

Exhibit No. 2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Allied Domecq PLC



2. Name of shareholder having a major interest


FMR Corp. and its direct and indirect subsidiaries, and

Fidelity International Limited (FIL) and its direct and indirect subsidiaries



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


Non-beneficial interests


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them



Bank of New York London                                                             8,516,912                FIL

Brown Brothers Harriman                                                                97,100                FIL

Chase Manhattan Bank London                                                         4,533,256                FIL

Citibank                                                                               33,400                FIL

Deutsche Bank                                                                         773,700                FIL

HSBC                                                                                  661,200                FIL

JP Morgan                                                                           1,909,335                FIL

Mellon Bank                                                                           322,000                FIL

Mellon Nominees Ltd                                                                    96,900                FIL

Morgan Stanley                                                                        629,600                FIL

National Australia Bank                                                                87,000                FIL

Northern Trust                                                                      5,508,184                FIL

Northern Trust                                                                        266,876                FIL

PICG                                                                                  495,400                FIL

State Street Bank & Trust                                                           1,904,200                FIL

Chase Manhattan Bank London                                                         4,300,731               FISL

JP Morgan                                                                           6,293,676              FMRCO

State Street Nominees Limited                                                       1,230,504              FMRCO

Bank of New York                                                                      167,700               FMTC

Llyods Bank Nominees Limited                                                            1,800               FMTC

Mellon Bank N.A.                                                                      433,300               FMTC

Morgan Stanley                                                                        112,400               FMTC

Northern Trust                                                                        173,100               FMTC

State Street Bank & Trust                                                             328,100               FMTC

Sumitomo T&B                                                                          185,765               FMTC

Bank of New York London                                                               288,000                FPM

Chase Nominees Ltd                                                                  1,906,009                FPM

Citibank                                                                              570,300                FPM

HSBC                                                                                  198,900                FPM

Mellon Nominees Ltd                                                                   271,300                FPM

Northern Trust                                                                         29,000                FPM

Grand Total Ordinary Shares                                                        42,325,648



The following shares are based on the assumed conversation of 203,400
ADR's (4 ordinary shares per ADR)



Brown Brothers Harriman Ltd. LUX
                                                                                      178,000                FIL
Chase Manhattan Bank London
                                                                                       56,000               FISL
First Star Trust Company
                                                                                       14,400              FMRCO
HSBC
                                                                                       13,600              FMRCO
JP Morgan Chase
                                                                                      253,200              FMRCO
Bank of New York
                                                                                       11,200               FMTC
Investors Bank & Trust
                                                                                       56,000               FMTC
Mellon Bank N.A.
                                                                                      153,600               FMTC
Northern Trust
                                                                                       23,600               FMTC
State Steet Bank & Trust
                                                                                       54,000               FMTC
Grand Total ADR's
                                                                                      813,600

Total Ordinary Shares & ADR's                                                      43,139,248




FMR Corp, parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment managers of various pension and trust accounts.



Fidelity International Limited (FIL), parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment manager, for various non-US investment companies and institutional clients.



The notifiable interests also comprise the notifiable interest of Mr Edward C. Johnson 3d, principal shareholder of FMR Corp. and Fidelity International Limited.



5. Number of shares / amount of stock acquired


NIL



6. Percentage of issued class


N/A



7. Number of shares / amount of stock disposed


Not Known



8. Percentage of issued class


N/A



9. Class of security


25 pence Ordinary Shares



10. Date of transaction


Not Known



11. Date company informed


20 September 2004



12. Total holding following this notification


43,139,248





13. Total percentage holding of issued class following this notification


3.9%





14. Any additional information


The notifiable interests include interest held on behalf of authorised unit trust schemes in the UK., notwithstanding the exemption from reporting pursuant to Section 209(1)(h) of the Companies Act 1985 (the "Act").



These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purpose of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.



The disclosable interests arise under Section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.



15. Name of contact and telephone number for queries


Philippa Armstrong - Telephone: 0117 978 5190



16. Name and signature of authorised company official responsible for making this notification


Charles B. Brown,

Director, Corporate Secretariat

Deputy Company Secretary



Date of notification


21 September 2004

Exhibit No. 3

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 22 September 2004, that they disposed on that date of a total of 15,000 ordinary shares of 25p each in Allied Domecq PLC.


These shares were disposed of in connection with the Allied Domecq PLC employee share plans.


The total number of unallocated ordinary shares held by the Trust following this disposal is 26,620,934 shares (made up of both Ordinary Shares and ADSs).


The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-


Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


22 September 2004

Exhibit No. 4

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 23 September 2004, that they disposed on that date of a total of 22,500 ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 26,598,434 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.





Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


23 September 2004

Exhibit No. 5

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

    ALLIED DOMECQ PLC

2)  Name of director

    RICHARD GRAHAM TURNER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-

    beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    DIRECTOR AND MRS S A TURNER (SPOUSE)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    RICHARD G TURNER -  7,500 SHARES HELD IN OWN NAME

                     -  6,681 SHARES HELD IN PEPs

                     - 37,088 SHARES HELD IN TOWERS PERRIN

                              SHARE PLAN SERVICES (GUERNSEY)

                              LTD, TRUSTEES OF THE ADPLC SHARE

                              OWNERSHIP TRUST

                     -  3,500 SHARES HELD IN VIDACOS NOMINEES

                              LIMITED A/C SSB1

    MRS S A TURNER   - 66,176 SHARES HELD IN OWN NAME

                     - 11,032 SHARES HELD IN PEPs

    TOTAL            -131,977 SHARES




5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    RELATES TO DIRECTOR AND DIRECTOR'S SPOUSE - MRS S A TURNER

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    SHARE ACQUISITION IN BOTH GENERAL AND SINGLE COMPANY PEPs (DIVIDEND RE-

    INVESTMENT)

7)  Number of shares/amount of
    stock acquired

    MR R G TURNER  - 71 SHARES

    MRS S A TURNER - 110 SHARES

    TOTAL          - 181 SHARES

8)  Percentage of issued class

    0.000%

9)  Number of shares/amount
    of stock disposed

    NIL

10) Percentage of issued class

    NIL

11) Class of security

    25P ORDINARY SHARES

12) Price per share

    461 PENCE

13) Date of transaction

    27 September 2004

14) Date company informed

    28 September 2004


15) Total holding following this notification

    RICHARD G TURNER -  7,500 SHARES HELD IN OWN NAME

                     -  6,752 SHARES HELD IN PEPs

                     - 37,088 SHARES HELD IN TOWERS PERRIN

                              SHARE PLAN SERVICES (GUERNSEY)

                              LTD, TRUSTEES OF THE ADPLC SHARE

                              OWNERSHIP TRUST

                     -  3,500 SHARES HELD IN VIDACOS NOMINEES

                              LIMITED A/C SSB1

    MRS S A TURNER   - 66,176 SHARES HELD IN OWN NAME

                     - 11,142 SHARES HELD IN PEPs

    TOTAL            -132,158 SHARES




16) Total percentage holding of issued class following this notification

    0.012%

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

    CHARLES B. BROWN, TELEPHONE 0117 978 5265

25) Name and signature of authorised company official responsible for making this notification


    CHARLES B. BROWN

    DIRECTOR, CORPORATE SECRETARIAT

    DEPUTY COMPANY SECRETARY



    Date of Notification    30 September 2004

Exhibit No. 6

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 30 September 2004, that they disposed on that date of a total of 15,000 ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 26,583,434 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


30 September 2004

Exhibit No. 7

                              Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 2 separate notifications dated 1 October 2004, that they disposed on 30 September 2004 and 1 October 2004 of a total of 44,940 ordinary shares of 25p each in Allied Domecq PLC.



These shares were disposed of in connection with the Allied Domecq PLC employee share plans.



The total number of unallocated ordinary shares held by the Trust following these disposals is 26,538,494 shares (made up of both Ordinary Shares and ADSs).



The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-



Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.









Charles B Brown

Director, Corporate Secretariat

Deputy Company Secretary





1 October 2004

Exhibit No. 8

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 4 October 2004, that they disposed on that date of a total of 22,648 ordinary shares of 25p each in Allied Domecq PLC.


These shares were disposed of in connection with the Allied Domecq PLC employee share plans.


The total number of unallocated ordinary shares held by the Trust following these disposals is 26,515,846 shares (made up of both Ordinary Shares and ADSs).


The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-


Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.





Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


5 October 2004

Exhibit No. 9

                              Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under four separate notifications, dated 7 October 2004, that they disposed on 5 October, 6 October and 7 October of a total of 45,000 ordinary shares of 25p each and 10,868 American Depositary Shares (ADSs) in Allied Domecq PLC.

These shares and ADSs were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 26,427,374 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

7 October 2004

Exhibit No. 10

                              Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 2 separate notifications, one dated 8 October 2004 and another dated 11 October 2004, that they disposed on those dates of a total of 129,700 ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 26,297,674 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

11 October 2004

Exhibit No. 11

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 2 separate notifications, one dated 12 October 2004 and another dated 13 October 2004, that they disposed on those dates of a total of 150,807 ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 26,146,867 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

13 October 2004

Exhibit No. 12

                                     SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

Allied Domecq PLC

2)  Names of directors

Philip Bowman


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 - held in Sharelink Nominees Limited

151,818 - held by Towers Perrin Share Plan Services

          (Guernsey) Ltd - trustees of the Allied Domecq

          PLC Share Ownership Trust

  1,219 - Computershare Trustees Limited

    400 - 100 American Depositary Shares held in own name

172,249 - held in own name
430,686 - Total



5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase/award of shares under The Allied Domecq PLC Share Partnership Plan (an Inland Revenue approved share incentive plan).


7)  Number of shares/amount of stock acquired


26     Partnership shares
 7 Matching shares (awarded by the company on a matching basis of 1 matching share for every 4 partnership shares purchased/carried forward on a monthly basis)


8)  Percentage of issued class

Less than 0.001%

9)  Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

GBP4.8515   - Partnership and Matching shares


13) Date of transaction

5 October 2004 - Partnership and Matching share award


14) Date company informed

13 October 2004


15) Total holding following this notification


105,000 - held in Sharelink Nominees Limited

151,818 - held by Towers Perrin Share Plan Services

          (Guernsey) Ltd - trustees of the Allied Domecq

          PLC Share Ownership Trust

  1,252 - Computershare Trustees Limited

    400 - 100 American Depositary Shares held in own name

172,249 - held in own name
430,719 - Total


16) Total percentage holding of issued class following this notification

0.04%



If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Philippa Armstrong - +44 (0)117 978 5190

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown

Director, Corporate Secretariat

Deputy Company Secretary

Date of Notification   14 October 2004

Exhibit No. 13

                                  Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 2 separate notifications, one dated 14 October 2004 and another dated 15 October 2004 that they disposed on those dates of a total of 62,500 ordinary shares of 25p each in Allied Domecq PLC.



These shares were disposed of in connection with the Allied Domecq PLC employee share plans.



The total number of unallocated ordinary shares held by the Trust following these disposals is 26,084,367 shares (made up of both Ordinary Shares and ADSs).



The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-



Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.









Charles B Brown

Director, Corporate Secretariat

Deputy Company Secretary





15 October 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.



18 October, 2004

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary